KINDRED BRANDS

A Delaware Corporation

Financial Statements

December 31, 2015 and for the period
October 15, 2015 (inception) to December 31, 2015

KINDRED BRANDS

TABLE OF CONTENTS

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FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND FOR THE PERIOD OCTOBER 15, 2015(INCEPTION) TO DECEMBER 31, 2015:	

KINDRED BRANDS
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2015

ASSETS

Current assets:

Inventory	$	11,767
Total Current Assets		11,767
Property and equipment, net		116,036
Total Assets	$	127,803

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities:

Accrued interest payable	$	133
Due to owner		127,429
Total Current Liabilities		127,562
Convertible notes payable (net of discount)		7,065
Total liabilities		134,627

Stockholders' deficit:

Common stock, $.01 par value, authorized 100,000 shares, 94,600 issued and outstanding		946
Additional paid-in capital		121,893
Accumulated deficit		(129,663)
Total Stockholders' Deficit		(6,824)
Total Liabilities and Stockholders' Deficit	$	127,803

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

KINDRED BRANDS
STATEMENT OF OPERATIONS
FOR THE PERIOD OCTOBER 15, 2015 (INCEPTION) TO DECEMBER 31, 2015

NET SALES	$	—
Costs of Sales		—
GROSS PROFIT		—
Operating Expenses		
Labor expense		96,249
Depreciation expense		15,869
Software expense		5,177
Interest expense		5,573
Office supplies		2,085
Meals & entertainment		2,483
Research & development costs		1,174
Other expenses		1,053
Total Operating Expenses		129,663
Net Loss	$	(129,663)

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

KINDRED BRANDS
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 15, 2015 (INCEPTION) TO DECEMBER 31, 2015

Net Loss	$	(129,663)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Accretion of debt discount		267
Depreciation and amortization		15,869
Changes in operating assets and liabilities		
(Increase) in inventory		(11,767)
Increase in accrued interest		133
Increase in due to owner		127,429
Net cash provided by operating activities		2,268
INVESTING ACTIVITIES:		
Purchase of fixed assets		(131,905)
Net cash used in investing activities		(131,905)
FINANCING ACTIVITIES:		
Proceeds from issuance of common stock		119,591
Proceeds from issuance of restricted common stock		46
Proceeds from convertible notes payable		10,000
Net cash provided by financing activities		129,637
DECREASE IN CASH AND CASH EQUIVALENTS		-
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		-
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$	-
NON CASH FINANCING ACTIVITIES		
Debt discount for convertible note	$	3,202

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

KINDRED BRANDS
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE PERIOD OCTOBER 15, 2015 (INCEPTION) TO DECEMBER 31, 2015

	Common Stock shs	Common Stock $	Additional Paid-in Capital	Accumulated Deficit	Total Owner Deficit
Balance at Inception	—	$ —	$ —	$ —	$ —
Issuance of common stock	90,000	900	118,691	—	119,591
Issuance of restricted common stock	4,600	46	—	—	46
Beneficial conversion feature associated with convertible nots	—	—	3,202	—	3,202
Net loss	—	—	—	(129,663)	(129,663)
Balance at December 31, 2015	94,600	$ 946	$ 121,893	$ (129,663)	$ (6,824)

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

NOTE 1: NATURE OF OPERATIONS

Kindred Brands (the "Company"), is a corporation organized October 15, 2015 under the laws of Delaware. The Company was formed to empower consumers to design, buy and sell custom jewelry. As of December 31, 2015, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities and preparations to raise additional capital as described in Note 6. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2015.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon the completion of an offering or to expense if the offering is not completed. No offering costs were incurred during the period ended December 31, 2015.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015, the Company had deferred tax assets of approximately $44,000, related to net operating loss carryforwards (NOL) of approximately $128,000 as of December 31, 2015. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the NOL's before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of December 31, 2015. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2015 the Company recognized no interest and penalties.

The Company has not filed a U.S. federal tax return for the period ended December 31, 2015. The Company has had losses in every jurisdiction for that period, income tax expenses and non-filing penalties are insignificant. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: CONVERTIBLE NOTES
During the period ending, the Company issued a Non-Negotiable Convertible Promissory Note (the "Note") in the amount of $10,000 together with interest on the unpaid principal balance of the Note at the rate of 8%. All outstanding principal and accrued interest is due on or before October 31, 2017. The Note is convertible into future shares of the company at an 80% discount rate. The company recognized a debt discount in the amount of $3,202 which is being recognized into interest expense over the life of the Note.

NOTE 4: GOING CONCERN
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated meaningful revenues or profits since inception, and has sustained net losses of $129,617 for the period ended December 31, 2015. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from its stockholder and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

During the period ended December 31, 2015, the owner of the company has provided capital for the company's operations. Included in the balance sheet is an amount due to owner in the amount of $127,429.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

The Company has issued Non-Negotiable Convertible Notes in the amount of $85,000 subsequent to December 31, 2015. See Note 3 for a description of the Notes Issued.

The Company has evaluated subsequent events through the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.